UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 30, 2004

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-           .1

NOVOGEN LIMITED

ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW, 2113

Telephone: 02 9878 0088

APPENDIX 4E

incorporating

ANNUAL REPORT

FOR THE YEAR

30 JUNE, 2004

Novogen Limited
Appendix 4E Specific Requirements
30 June, 2004

RESULTS FOR ANNOUNCEMENT TO THE MARKET

				$’000
Revenues from ordinary activities	down	32.2%	to	16,446
Loss from ordinary activities after tax attributable to members	up	4.6%	to	(10,935)
Profit (loss) from extraordinary items after tax attributable to members	N/A	—	to	—
Net profit (loss) for the period attributable to members	up	4.6%	to	(10,935)

The amounts included in this report are for the financial year ended 30 June, 2004. Comparative figures are for the previous corresponding period being the financial year ended 30 June, 2003 unless otherwise stated.

$
Net tangible assets per share:
Year ended 30 June, 2004	0.72
Year ended 30 June, 2003	0.43

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year ended 30 June, 2004.

Refer to Review and Results of Operations shown in the attached Directors’ Report for an explanation of the above disclosures.

CONTENTS

Page No.
Directors’ Report	4-15
Corporate Governance Statement	16-18
Statement of Financial Performance	19
Statement of Financial Position	20
Statement of Cash Flows	21
Notes to and forming part of the financial statements	22-56
Directors’ Declaration	57
Independent audit report to the members	58-59
ASX additional information	60-61

DIRECTORS’ REPORT

Your Directors submit their report for the year ended 30 June, 2004.

This annual report has been based on accounts which have been audited.

DIRECTORS

The names and details of the Company’s Directors during the financial year and up to the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities.

Philip A Johnston Non-Executive Chairman
Dip Eng (Production)

Non-Executive Director since 1997, Mr Johnston was elected chairman of the Novogen Group with effect from 1 January 2001. Mr Johnston has extensive experience in the pharmaceutical industry including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary Companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. He has completed a number of executive development programs including the University of NSW and the London Business School. Mr Johnston is also a Director of Lipa Pharmaceuticals Limited.

Christopher Naughton Managing Director
BEc, LLB

Managing Director since March 1997, Mr Naughton joined Novogen in 1996 as Commercial Director. Mr Naughton has degrees in Economics from the ANU and in Law from the UNSW. He has completed the Program for Management Development at the Harvard Business School, and is an Attorney in New South Wales. After working in merchant banking, he has spent the last 19 years in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the UK.

Professor Graham E Kelly Executive Director
BSc(Vet), BVSc, PhD

Executive Director since 1994, Professor Kelly is founder and was the first Managing Director of Novogen Limited. Professor Kelly was Chairman of the Novogen Group until 31 December 2000, a position he had held since March 1997; he is also Chairman of the NASDAQ and AIM listed subsidiary company Marshall Edwards, Inc. He has spent nearly 30 years in medical research involving drug development, immunology, surgery and cancer. Professor Kelly was Senior Research Fellow in Experimental Surgery in the Faculty of Medicine at the University of Sydney and was appointed an Adjunct Professor of the University in May 2004. He developed the ß-1, 3-Glucan and Isoflavone intellectual property now owned by the Novogen Group.

Professor Paul J Nestel Non-Executive Director
AO MD, FTSE, FRACP, FAHA

Professor Nestel is currently a Senior Principal Research Fellow and Head of the Cardiovascular Nutrition Laboratory at the Baker Medical Research Institute, Victoria. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne. He is president of the International Life Sciences Institute (Australasia) and is a member of the board of directors of ILSI South East Asia. He was formally Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been and remains a member of many national and international committees for research and policy on cardiovascular disease. He has published over 370 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering and Fellow of the American Heart

DIRECTORS’ REPORT

Association. Professor Nestel is an Officer of the Order of Australia.

Peter B Simpson Non-Executive Director
MPharm, PhC

Non-Executive Director since 1994, Mr Simpson has extensive experience in the development of pharmaceutical products for international markets. He was Research and Development Manager with David Bull Laboratories for 8 years prior to being appointed Chief Executive Officer of Biota Holdings Limited in 1987. At Biota he oversaw the research and development of an effective cure for influenza and the licensing of that discovery to Glaxo Limited. Mr Simpson is currently associated with a wide range of biotechnology and pharmaceutical interests, predominately associated with the conduct of late stage clinical studies and the commercialisation of Australian biomedical discoveries.

Dr Leanna C Read Non-Executive Director
BAgSc (Hons), PhD, FTSE

Dr Read was appointed Non-Executive Director in September 2003. Dr Read is founder and Managing Director of TGR BioSciences Pty Ltd, an early-stage biotech company that discovers novel bioactives by high-throughput screening. She has 15 years of experience in leading and managing commercially-related research organisations, including the CRC for Tissue Growth and Repair, and the Child Health Research Institute. Dr Read holds a professorial appointment at Flinders University and has published over 90 scientific papers. Board appointments currently include the Prime Minister’s Science and Engineering Council and the Australian Proteome Analysis Facility Inc. Dr Read was a member of the Industry Research and Development Board for six years until 2002 and chaired its Biological Committee. She is a Fellow of the Australian Academy of Technological Sciences and Engineering and has been awarded the inaugural Biotechnology Industry Service Award.

Directors’ interests in the shares and options of the Company

At the date of this report the interests of the Directors, and their related parties, in the shares and options of Novogen Limited were:

	Ordinary	Options
	shares fully
	paid	Number outstanding	Exercise price	Expiry date
P A Johnston	43,594	3,128	4.01	27-Oct-05
C Naughton	738,511	—	—	—
G E Kelly	8,503,552	—	—	—
P J Nestel AO	12,000	20,000	3.58	20-Jul-05
P B Simpson	500	3,128	4.01	27-Oct-05
L C Read	2,000	—	—	—

	9,300,157	26,256

DIRECTORS’ REPORT

KEY FINANCIAL DATA

	2004	2003	Percentage
	$’000	$’000	change
Revenue from ordinary activities	16,446	24,256	(32.2%)
Loss from ordinary activities after tax attributable to members	(10,935)	(10,454)	(4.6%)
Loss for the period attributable to members	(10,935)	(10,454)	(4.6%)
Net tangible assets per share (dollars)	0.72	0.43

	2004	2003
Earnings per share	Cents	Cents
Basic and diluted earnings/(loss) per share	(11.4)	(10.9)

CORPORATE INFORMATION

Corporate structure

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or “Group” has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which included the following controlled entities:

Name of entity	Country of incorporation	Ownership %
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Central Coast Properties Pty Ltd	Australia	100
Phytosearch Pty Ltd	Australia	100
Phytogen Pty Ltd	Australia	100
Glycotex Pty Ltd	Australia	100
Norvogen Pty Ltd	Australia	100
Novogen Inc	USA	100
Glycotex, Inc.	USA	97.6
Novogen Limited (UK)	UK	100
Promensil Limited	UK	100
Novogen BV	Netherlands	100
Novogen New Zealand Limited	New Zealand	100
Novogen Canada Limited	Canada	100
Marshall Edwards, Inc.	USA	86.9
Marshall Edwards Pty Limited	Australia	86.9

Principal activities

The principal activities of the entities within the Group during the year were:

•	pharmaceutical research and development; and

•	manufacturing and marketing of health supplements.

There have been no significant changes in the nature of those activities during the year.

Dividends paid or recommended

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year.

DIRECTORS’ REPORT

Employees

The Group employed 67 people as at 30 June, 2004 (2003: 61 people)

REVIEW AND RESULTS OF OPERATIONS

Consolidated results.

Cash resources

The Group finished the year in a strong cash position. At 30 June, 2004, the group had cash balances of $58.4 million, an increase of $27.4 million over the previous year’s balance of $31.0 million. During November, 2003, 2,514,000 outstanding Marshall Edwards, Inc., warrants were exercised at an exercise price of $US4.00 per share prior to their expiration on 30 November, 2003. These warrants were issued as part of the listing on the AIM stock market in London. Net proceeds from the exercise of the warrants amounted to $US10,056,000 ($A 14,035,000) to the Company.

During December, 2003, Marshall Edwards, Inc completed an offering of 2,392,000 common stock units at an initial public offering price of $US7.50 per unit.

Each common stock unit consisted of:

•	one share of Marshall Edwards, Inc., common stock; and

•	one warrant to purchase a share of Marshall Edwards, Inc., common stock at an exercise price equal to $US9.00.

The net proceeds of the offering amounted to approximately $US15,521,000 ($A20,815,000). As a result of the above two transactions Novogen retains 86.9% of Marshall Edwards, Inc.

In connection with the December offering, Marshall Edwards, Inc.’s shares of common stock and warrants commenced trading separately on the Nasdaq National Market.

Net loss

The operating loss attributable to Novogen shareholders for the financial year, after allowing for losses attributable to minority interests of $1.6 million, increased by $0.4 million to $10.9 million from a loss of $10.5 million for the previous year.

The net loss from ordinary activities after income tax for the consolidated group for the year ended 30 June, 2004 increased by $1.9 million to $12.6 million from $10.7 million for the previous year. The increase in the Company’s net loss for the year ended 30 June, 2004 was almost entirely due to a reduction in sales revenues particularly in the USA and Australian markets.

Revenue

The Group earned gross revenues for the year ended 30 June, 2004 of $16.4 million versus $24.3 million in the previous corresponding period, a decrease of $7.9 million. The reduction in revenue was due to reduced sales of the Company’s consumer products which were $12.7 million for the year ended 30 June, 2004 compared with $19.6 million for the previous year, a reduction of $6.9 million. The other major impact on revenue was due to royalty receipts in line with the Company’s licence agreement with “The Solae Company”.

Sales in Australasia for the year ended 30 June, 2004 were down $2.2 million to $4.0 million from $6.2 million for the previous year. Sales in North America reduced by $4.3 million to $6.4 million for the year down from $10.7 million for the previous year. Sales in Europe of $2.3 million for the year were down

DIRECTORS’ REPORT

slightly by $0.4 million. Sales revenues were affected by the increased value of the Australian Dollar versus the Company’s major trading partners, particularly those trading in USD. These adverse currency movements reduced reported sales by $1.3 million for the year. Also sales were impacted negatively by the conflicting publicity and conflicting professional opinions about the safety and efficacy of Hormone Replacement Therapy (HRT) and natural menopause products and the mass recall of many products in the Australian market produced by an unrelated company under investigation for unsatisfactory quality standards. We expect the market for menopause products to continue to be affected by the safety and efficacy of HRT and natural alternatives debate. Also it will take some time for confidence to return to the global market. The Company will continue to position its products as the most clinically trialled natural alternatives in the menopause market.

Expenses

Total expenses reduced by $5.9 million to $28.9 million for the year ended 30 June, 2004 from $34.8 million for the previous year. Cost of Goods Sold reduced by $2.4 million in line with reduced sales volumes. Other savings were achieved in selling and promotional expenses which were $2.9 million lower than for the same period last year, in line with the Company’s strategy to target the promotional efforts and to conserve cash. Research and development expenses were $8.3 million, the same level as last year.

Clinical development

Major advances were made during the year on the Group’s clinical development program.

Phenoxodiol

The Group’s lead anti-cancer drug, phenoxodiol, continued its clinical development program through its 86.9% owned subsidiary company Marshall Edwards, Inc. Phenoxodiol is currently being evaluated in phase II clinical trials for the treatment of prostate cancer, ovarian cancer, squamous cell carcinomas (SCC) of the cervix, vagina and vulva and renal cancer.

During 2004 the Group made significant progress in the clinical development of phenoxodiol including:

•	the release by Yale researchers of preliminary results of the dose-finding study in women with recurrent ovarian cancer that had become unresponsive to standard chemotherapy. The data reflected outcomes of the first 20 of 40 measurable subjects and showed that 13 patients were able to finish a three month treatment cycle, and 5 patients were considered to have had disease stabilisation. All patients ultimately showed disease progression. This trial is now complete and the Company is awaiting final analysis of the trial data;

•	commencing a clinical trial in cervical cancer (SCC) at Yale New Haven Hospital. This study is the first to be conducted in the US using the oral dose form of phenoxodiol and will be used in patents, who have a primary diagnosis of cancer, for a period of four weeks. Following treatment with phenoxodiol, patients will be scheduled for either surgical resection or radiotherapy. The study will evaluate the safety and ability of phenoxodiol to act as an effective anti-cancer drug when it is given as a monotherapy in early stage cancer;

•	commencing a renal cancer study of phenoxodiol in combination therapy at St George Hospital in Sydney, Australia. This study will involve patents with late stage cancers that are no longer responding to standard chemotherapies. In this study, phenoxodiol will be administered orally;

•	commencing a new multi-centre trial to evaluate phenoxodiol as a chemo-sensitising agent in patients with chemo-resistant ovarian cancer. The first site involves up to 40 patients at Yale New Haven Hospital. The two main objectives of the study are to establish the degree to which phenoxodiol reverses chemo-resistance, and to compare the relative efficacies of paclitaxel and cisplatin in combination with phenoxodiol;

DIRECTORS’ REPORT

•	establishing a second trial site for the multi-centre ovarian cancer study at the Royal Women’s Hospital in Melbourne, Australia;

•	announcing preliminary data from the late-stage prostate cancer trial being conducted at multiple sites in Australia. The data showed that phenoxodiol is biologically active by reducing or stabilising PSA levels in 8 of 12 patients treated so far.

NV-18

NV-18, an anti cancer drug developed to treat melanoma and cholangiocarcinoma (gall bladder cancer) entered its clinical development stage. NV-18 has been approved for a Phase I study at St George Hospital in Sydney. The study will determine the drug’s bio-availability, pharmacokinetic profile and acute safety.

The drug will be delivered in three different ways including orally, by bolus injection and by slow intravenous infusion to 6 patients with solid tumours over a period of 8 weeks.

NV-04

In July 2004, the Company announced that trans-NV-04, the Company’s leading cardiovascular drug, had entered into clinical trials. Trans-NV-04 is an advanced version of NV-04. Trans-NV-04 will be tested in human subjects who are at risk of cardiovascular disease, but are otherwise healthy. The trial will be conducted at the Baker Heart Research Institute and will initially evaluate safety and tolerability in a dose ranging study. This will be followed by a randomised, cross-over, placebo controlled and double blind study in subjects receiving either trans-NV-04 or placebo.

Corporate developments

Pharmaceuticals partnership program

In April, the Company announced that it had been admitted to the Australian Government’s Pharmaceuticals Partnership Program (P3). Under the terms of the P3 scheme the Company stands to receive the maximum allowable grant of $10 million over five years dependent upon achieving agreed research and development spending targets.

Novogen New Zealand Limited

In June 2004, Novogen New Zealand entered into voluntary liquidation as its operations ceased following the closure of the manufacturing facilities in May 2002.

Other

The Company has been notified by the Therapeutic Goods Administration (TGA) that it is reviewing the current listing status of the Company’s dietary supplements products in Australia. These products are currently listed as “AUSTL” listed complementary medicine. The Company believes that its products qualify for their current listing status as “AUSTL” listed complementary medicines and it has submitted supporting data to the TGA. In the event of a determination by the TGA that the products are not correctly listed the Company will consider what further appropriate actions are available.

DIRECTORS’ REPORT

Intellectual property development

During the year 10 patents were granted over the Company’s intellectual property. The areas with expanding patent cover include synthetic drug compounds and their use, isoflavone formulation and uses, glucan preparation and uses, and a novel food product.

USA

Patent # 6642212. Health Supplements containing Phytoestrogens
Patent # 6649648. Therapeutic Methods and Compositions — Metabolites
Patent # 6599536. Therapy of Estrogen Associated Disorders.

Canada

Patent # 2136233. Health Supplements containing Phytoestrogens

Europe

Patent # 0815144. Process for Glucan Preparation and Therapeutic Uses of Glucan

Australia

Patent # 753005. Therapy of Estrogen Associated Disorders
Patent # 761047. Cardiovascular and Bone Treatment using Isoflavones

South Africa

Patent # 2002/5147. Food Product and Process

New Zealand

Patent # 506701. Therapy of Estrogen Associated Disorders
Patent # 513328. Cardiovascular and Bone Treatment Using Isoflavones

These grants bring the number of Company patents granted to 35.

Management of risk

The Group has established controls at Board level designed to safeguard the interests of the Group and ensure integrity in the reporting to shareholders. Group policies are in place to minimise risk that arise through the Group’s activities. These include policies that:

•	ensure Board approval of a strategic plan, which encompasses the group’s vision, mission and strategy statements, designed to meet stakeholders needs and manage business risk;

•	ensure that capital expenditure above a set level is approved by the Board;

•	ensure business risks are appropriately managed through an insurance and risk management program;

•	ensure that safety, health, environmental standards and management’s systems are monitored and reviewed to achieve high standards of compliance and performance;

•	ensure that cash resources are invested in high quality, secure, financial institutions; and

•	ensure implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of key performance indicators.

Significant events after balance date

There have been no significant events occurring after balance date which have had a material impact on the business.

DIRECTORS’ REPORT

Likely developments and expected results of operations

The Group intends to continue to advance the research and development into isoflavone applications and more advanced pharmaceuticals in the area of human phenolic compound technology. The marketing and sales of isoflavone products are expected to continue in both existing markets and new regions.

The Directors consider that, having regard to the early stage in the development of the Company and its products, it would be inappropriate to comment on expected results for the coming year.

Environmental regulation and performance

The Group holds licences issued by the Environmental Protection Authority which specify the manner of waste disposal for the Entity’s pilot manufacturing operations in North Ryde. The Entity also holds Dangerous Goods licenses for its manufacturing operations in Australia.

There have been no significant known breaches of the Group’s licence conditions.

Directors’ meetings

During the financial year ended 30 June, 2004, the number of meetings held and attended by each Director were:

		Meetings of Committees
	Directors’
	meetings	Audit	Remuneration	Capital Works
Number of meetings held:	12	5	1	1
Number of meetings attended:
P A Johnston	12	5	1	1
C Naughton	12	—	—	1
G E Kelly	12	—	—	—
P J Nestel AO	12	5	1	1
P B Simpson	11	5	1	1
L C Read	9 *	4	—	—

*	appointed September 2003 — attended all meetings held since appointed

Committee membership

At the date of this report, the Company had an Audit Committee, a Remuneration Committee and a Capital Works Committee of the Board of Directors.

Directors acting as members on the committees during the year were

Audit	Remuneration	Capital Works
P B Simpson (Chairman)	P B Simpson (Chairman)	P A Johnston (Chairman)
P J Nestel AO	P J Nestel AO	C Naughton
P A Johnston	P A Johnston	P J Nestel AO
L C Read		P B Simpson

DIRECTORS’ REPORT

Directors’ and other officers’ emoluments

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Managing Director, Executive Director and senior Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

Details of the nature and amount of each element of the emolument of each Director of Novogen Limited and each of the five Executive Officers of the Group receiving the highest emoluments for the financial year are as follows:

Emoluments of Directors of Novogen Limited

				Long term emoluments
	Annual emoluments			Termination	Options granted
				& similar				Super-
	Base fee	Committee fee	Other	payments		Amortised cost	Remuneration	annuation	Total
	$	$	$	$	Number	$	%	$	$
PA Johnston	56,182	14,000	—	—	—	668	0.87%	6,318	77,168
C Naughton	419,016	—	91,138	—	—	—	—	37,711	547,865
GE Kelly	306,234	—	45,523	—	—	—	—	27,561	379,318
PJ Nestel AO	32,500	12,000	—	—	—	—	—	—	44,500
LC Read	21,688	4,000	—	—	—	—	—	2,312	28,000
PB Simpson	28,494	16,000	—	—	—	668	1.36%	4,006	49,168

	864,114	46,000	136,661	—	—	1,336		77,908	1,126,019

Emoluments of the five most highly paid Executive Officers of the Company and the consolidated entity

			Long term emoluments
	Annual emoluments		Termination	Options granted
			& similar			Super-
	Base fee	Other	payments		Amortised cost	annuation	Total
	$	$	$	Number	$	$	$
AJ Husband	234,371	87,644	—	14,892	40,579	20,605	383,199
DR Seaton	257,203	28,314	—	14,892	37,795	23,148	346,460
WJ Lancaster (USA)	209,225	6,295	—	7,848	22,851	18,531	256,902
BM Palmer	131,976	56,273		8,244	24,114	11,877	224,240
CD Kearney	152,880	37,576	—	8,192	17,210	13,759	221,425

	985,655	216,102	—	54,068	142,549	87,920	1,432,226

The terms ‘Director’ and ‘Officer’ have been treated as mutually exclusive for the purposes of this disclosure.

Executives are those directly accountable and responsible for the operational management and strategic direction of the Company and its consolidated entity.

The elements of emoluments have been determined on the basis of the cost to the Company and the consolidated entity.

The Company has adopted the fair value measurement provisions of AASB 1046 “Director and Executive Disclosures for Disclosing Entities” prospectively for all options granted to Directors and relevant Executives, which have not vested as at 1 July, 2003. The fair value of such grants being amortised and

DIRECTORS’ REPORT

disclosed as part of Director and Executive emoluments on a straight-line basis over the vesting period. No adjustments have been made or will be made to reverse amounts in relation to options that never vest (i.e. forfeitures).

Options granted as part of Director and Executive emoluments have been valued using the Binomial option pricing model, which takes account of factors including the option exercise price, the volatility of the underlying share price, the risk free interest rate, expected dividends, the current market price of the underlying share and the expected life of the option.

Fair values of options:

The fair value of each option is estimated on the date of grant using a Binomial option-pricing model with the following assumptions used for grants made on:

	27 February,	29 November,	30 July,	1 December,	27 October,	20 July,	13 March,	26 March,
	2004	2002	2001	2000	2000	2000	2000	1999

Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%
Expected volatility	82%	81%	73%	73%	73%	74%	72%	79%
Historical volatility	82%	81%	73%	73%	73%	74%	72%	79%
Risk-free interest rate	5.52%	5.27%	5.84%	5.68%	6.06%	6.15%	6.61%	5.16%
Expected life of option	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years
Option fair value	3.23	1.40	0.82	2.20	2.38	3.14	2.61	1.91

The dividend yield reflects the assumption that the current dividend payout, which is zero, will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Currently, these fair values are not recognised as expenses in the financial statements. However, should these grants be expensed, they would be amortised over the vesting periods resulting in an increase in employee benefits expense of $143,885 for the 2004 financial year (2003: $100,549). Note that no adjustments to these amounts have been made to reflect estimated or actual forfeitures (i.e., options that do not vest).

Further detail on the remuneration of Directors and Executives are also provided in Note 19 to the financial statements.

Share options

As at the date of this report there were 1,391,999 unissued ordinary shares under options (1,393,896 at balance date). Refer to Note 15(b) of the Financial Statements for further details of the options outstanding.

Shares issued as a result of the exercise of options

During the year, employees and consultants have exercised options to acquire 1,111,758 fully paid ordinary shares in Novogen Limited at a weighted average price of $2.79.

DIRECTORS’ REPORT

During the year 189,536 options have been issued under the Novogen Limited Employee Share Option Plan to a total of 45 eligible employees:

Number	Exercise price	Exercisable on or after	Expiry
47,384	$6.76	27 February 2005	27 February 2009
47,384	$6.76	27 February 2006	27 February 2009
47,384	$6.76	27 February 2007	27 February 2009
47,384	$6.76	27 February 2008	27 February 2009

During the year 6,660 options were issued to one Novogen consultant as follows:

Number	Exercise price	Exercisable on or after	Expiry
1665	$6.76	27 February 2005	27 February 2009
1665	$6.76	27 February 2006	27 February 2009
1665	$6.76	27 February 2007	27 February 2009
1665	$6.76	27 February 2008	27 February 2009

Indemnification and insurance of Directors and Officers

The Group has not, during or since the financial year, in respect of any person who is or has been a Director or Officer of the Company or related body corporate:

a)	indemnified or made any relevant agreement for indemnifying against a liability incurred as a Director or Officer, including costs and expenses in successfully defending legal proceedings; or

b)	paid or agreed to pay a premium in respect of a contract insuring against liability incurred as a Director or Officer for the costs or expenses to defend legal proceedings, with the exception of the following matter:

the Group has paid premiums to insure each Director or Officer against the liabilities for costs and expenses incurred by them in defending legal proceedings arising out of their conduct involving a breach of duty in relation to the Company. The total annual premium of the insurance paid by the Company was $287,000.

Tax consolidation

Novogen Limited and it’s 100% owned Australian subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July 2003. The Australian Tax Office has not at this time been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax assets and liabilities of the tax consolidated group (after elimination of inter-group transactions).

As the tax consolidation group continues to generate tax losses there has been no reason for the company to enter a tax funding agreement with members of the tax consolidation group.

There has been no material effect on the deferred tax balances as a result of the revised tax legislation.

Corporate governance

In recognising the highest standards of corporate behaviour and accountability, the Directors of Novogen Limited support and have adhered to the principles of Corporate Governance. The Company’s Corporate Governance Statement is contained in the following section of this annual report.

DIRECTORS’ REPORT

Rounding of amounts

The amounts contained in this Report and in the Financial Statements have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies. Amounts have been rounded off to the nearest thousand dollars unless otherwise stated.

Signed in accordance with a Resolution of the Board of Directors.

Christopher Naughton
Managing Director

Sydney, 25 August, 2004

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Novogen Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of Novogen Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

The format of the Corporate Governance Statement has changed in comparison to the previous year due to the introduction of the Australian Stock Exchange Corporate Governance Council’s (the “Council’s”) “Principles of Good Corporate Governance and Best Practice Recommendations” (the “Recommendations”). In accordance with the Council’s Recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. Novogen’s Corporate Governance Statement is now structured with reference to the Council’s principles and recommendations, which are as follows:

Principle 1.	Lay solid foundation for management and oversight;
Principle 2.	Structure the Board to add value;
Principle 3.	Promote ethical and responsible decision making;
Principle 4.	Safeguard integrity of financial reporting;
Principle 5.	Make timely and balanced disclosure;
Principle 6.	Respect the rights of shareholders;
Principle 7.	Recognise and manage risk;
Principle 8.	Encourage enhanced performance;
Principle 9.	Remunerate fairly and responsibly;
Principle 10.	Recognise the legitimate interests of stakeholders.

Novogen Limited’s corporate governance practices have been implemented during the year ended 30 June, 2004. With the exception of the Nomination Committee below, at year end 30 June, 2004, the corporate governance practices of Novogen Limited were compliant in all material respects with the Council’s Recommendations.

For further information on Corporate Governance policies adopted by Novogen Limited refer to the Company’s website: www.novogen.com

Nomination Committee

Recommendation 2.4 requires listed entities to establish a Nomination Committee. The duties and responsibility typically delegated to such a committee are included in the responsibilities of the entire Board. Accordingly, during the year ended 30 June, 2004, Novogen Limited did not have a separately established Nomination Committee. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate Nomination Committee.

Structure of the Board of Directors

The skills, expertise and experience relevant to the position of Director held by each Director in office at the date of this annual report is included in the Directors’ Report. Directors are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement.

In the context of director independence, “materiality” is considered from both the Company and individual Director perspective. In determining whether a Non-executive Director is independent, they must not hold more than 5% of the Company’s outstanding shares. Also, qualitative factors are considered including, not having been employed as an Executive within the last 3 years, not been a Principal of a material professional advisor or consultant, not have a material contractual relationship with the Company, not served on the Board for a period which could be perceived to interfere with their ability to act in the best interests of the Company or engaged in any business interests which could be perceived to interfere with their ability to act in the best interests of the Company.

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name	Position
P A Johnston	Non-executive Chairman
Professor P J Nestel AO	Non-executive Director
P B Simpson	Non-executive Director
Dr L C Read	Non-executive Director

There are procedures in place, agreed by the Board, to enable Directors in the furtherance of their duties, to seek independent professional advice at the Company’s expense.

The term in office held by each Director in office at the date of this report is as follows:

Name	Term in Office
P A Johnston	7 years
C Naughton	7 years
Professor G E Kelly	10 years
P B Simpson	9 years
Professor P J NestelAO	3 years
Dr L C Read	11 months

For additional details regarding Board appointments please refer to the Company’s web site.

Audit Committee

The Board has an Audit Committee, which operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Group. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations such as bench marking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit Committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All members of the Audit Committee are independent Non-executive Directors. The members of the Audit Committee during the year were Peter Simpson (Chairman), Paul Nestel AO, Philip Johnston and Leanna Read.

Qualifications of Audit Committee members

Qualifications of the members of the Audit Committee are contained in the Directors’ Report.

For details on the number of Audit Committee meetings held during the year and the attendees at those meetings refer to the Directors’ Report.

Performance

The performance of the Board and the key Executives is reviewed regularly against both measurable and qualitative indicators. During the reporting period the Board conducted a performance evaluation which involved the assessment of each Board member’s and key Executive’s performance. The performance criteria against which Directors and Executives are assessed is aligned with the financial and non-financial objectives of Novogen Limited.

Remuneration Committee

The Remuneration Committee was formed in order to review the remuneration of the Executive Directors and key Executives by reference to independent data, external professional advice and the requirements to retain high quality management.

Refer to the Director’s Report for details on the amount of remuneration and all monetary and non-monetary components for each Director and for each of the highest paid Executives (Non-director) during the year.

Details on the number of meetings held and number of meetings attended by each Committee member are contained in the Director’s Report.

The Committee comprises the Non-Executive Directors Peter Simpson (Chairman), Paul Nestel AO and Philip Johnston.

Capital Works Committee

The Capital Works Committee reviews capital investment proposals, assesses the project tenders and reviews progress against timetables and cost estimates. The Committee comprises Philip Johnston (Chairman), Peter Simpson, Paul Nestel AO and Christopher Naughton.

STATEMENT OF FINANCIAL PERFORMANCE
for the year ended 30 June, 2004

		Consolidated		Novogen Limited
		2004	2003	2004	2003
	Notes	$’000	$’000	$’000	$’000
Revenue
Sales revenue		12,720	19,630	—	—
Other revenue from ordinary activities	2	3,726	4,626	952	992

Total Revenue from ordinary activities		16,446	24,256	952	992

Costs and Expenses
Cost of goods sold		(4,753)	(7,191)	—	—
Research & development		(8,261)	(8,274)	—	—
Selling & promotion		(9,762)	(12,713)	—	—
Shipping and handling		(382)	(468)	—	—
General and administrative		(5,747)	(6,151)	747	(79,226)

Total Costs and Expenses before interest and tax		(28,905)	(34,797)	747	(79,226)

Interest expense		(120)	(132)	(20)	—

PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE	2	(12,579)	(10,673)	1,679	(78,234)
INCOME TAX (EXPENSE)/BENEFIT RELATING TO ORDINARY ACTIVITIES	3	—	7	—	—

PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		(12,579)	(10,666)	1,679	(78,234)

NET PROFIT/(LOSS)		(12,579)	(10,666)	1,679	(78,234)
NET PROFIT/(LOSS) ATTRIBUTABLE TO OUTSIDE EQUITY INTERESTS		(1,644)	(212)	—	—

NET PROFIT/(LOSS) ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED		(10,935)	(10,454)	1,679	(78,234)

Net exchange difference on translation of financial statements of foreign controlled entity	16	1,507	(1,956)	—	—

TOTAL REVENUES, EXPENSES AND VALUATION ADJUSTMENTS ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED AND RECOGNISED DIRECTLY IN EQUITY		1,507	(1,956)	—	—

TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED		(9,428)	(12,410)	1,679	(78,234)

Basic and Diluted Earnings per share (cents)	23	(11.4)	(10.9)

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION
As at 30 June, 2004

		Consolidated		Novogen Limited
		2004	2003	2004	2003
	Notes	$’000	$’000	$’000	$’000
CURRENT ASSETS
Cash	4	58,431	31,026	20,915	18,899
Receivables	5	2,936	4,438	38	89
Inventories	6	7,828	6,399	—	—
Other	7	865	588	693	462

Total current assets		70,060	42,451	21,646	19,450

NON-CURRENT ASSETS
Inventories	6	625	78	—	—
Property, plant and equipment	8	6,728	8,283	—	—
Other financial assets	9	—	—	7,420	7,420

Total non-current assets		7,353	8,361	7,420	7,420

TOTAL ASSETS		77,413	50,812	29,066	26,870

CURRENT LIABILITIES
Payables	11	5,963	5,656	109	109
Interest bearing liabilities	12	843	679	—	2,587
Provisions	13	361	271	—	—

Total current liabilities		7,167	6,606	109	2,696

NON-CURRENT LIABILITIES
Interest bearing liabilities	12	765	1,608	—	—
Provisions	13	270	201	—	—

Total non-current liabilities		1,035	1,809	—	—

TOTAL LIABILITIES		8,202	8,415	109	2,696

NET ASSETS		69,211	42,397	28,957	24,174

EQUITY
Parent equity interest
Contributed equity	15	170,276	138,206	125,364	122,260
Reserves	16	(449)	(1,956)	—	—
Retained profits/(accumulated losses)	16	(104,972)	(94,424)	(96,407)	(98,086)

Total parent equity interest in equity		64,855	41,826	28,957	24,174
Total outside equity interest	17	4,356	571	—	—

TOTAL EQUITY		69,211	42,397	28,957	24,174

NOVOGEN LIMITED AND CONTROLLED ENTITIES

Statement of Cash Flows
for the year ended 30 June, 2004

		Consolidated		Novogen Limited
		2004	2003	2004	2003
	Notes	$’000	$’000	$’000	$’000
Cash flows from operating activities
Receipts from customers		14,051	19,324	—	—
Payments to suppliers and employees		(27,566)	(29,313)	(1,803)	(1,498)
Interest received		1,186	1,177	898	903
Interest paid		(120)	(132)	—	—
Grants received		1,011	632	—	—
Income tax paid		—	7	—	—
Royalty received		978	2,362	—	—
Goods and services tax refunded/(paid) by/(to) tax authorities		(79)	96	—	—

Net cash flows used in operating activities	22	(10,539)	(5,847)	(905)	(595)

Cash flows from investing activities
Acquisition of property, plant and equipment		(714)	(758)	—	—
Proceeds from sale of plant and equipment		80	35	—	—
Loans to controlled entities		—	—	(200)	(1,284)

Net cash flows used in investing activities		(634)	(723)	(200)	(1,284)

Cash flows from financing activities
Proceeds from the issue of ordinary shares		3,104	421	3,105	421
Proceeds from the issue of subsidiary shares		38,197	554	—	—
Payment of share issue costs		(3,347)	—	—	—
Proceeds from borrowings		—	—	—	—
Repayment of borrowings		(679)	(845)	—	—

Net cash flows from financing activities		37,275	130	3,105	421

Net increase/(decrease) in cash held		26,102	(6,440)	2,000	(1,458)
Add opening cash brought forward		28,526	37,437	16,399	20,653
Effect of exchange rate changes on opening cash		1,303	(2,471)	16	(2,796)
Movements in secured facility		(500)	—	(500)	—

Closing cash carried forward	4	55,431	28,526	17,915	16,399

NOTES TO THE FINANCIAL STATEMENTS

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial report has been prepared in accordance with the historical cost convention. This general purpose financial report has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

Changes in accounting policy

The accounting policies adopted are consistent with those of the previous year.

Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Novogen Limited and all entities controlled by Novogen Limited from time to time during the year and at balance date. Novogen Limited and its controlled entities together are referred to in this financial report as the economic entity or Group. The effects of all transactions between entities in the economic entity are eliminated in full.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies.

Where a subsidiary makes a new issue of capital subscribed by outside equity interests any gain or loss made by the parent entity due to dilution of outside equity interests on subscription is reflected as capital in the Group result.

Foreign currency

Translation of foreign currency transactions

Foreign currency transactions are converted into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at balance date. Resulting exchange differences are brought to account in determining the profit or loss for the financial year.

Translation of financial reports of overseas operations

All foreign controlled entities, with the exception of Marshall Edwards, Inc., are deemed to be fully integrated with the Company as they are not financially or operationally independent of Novogen Limited. The financial reports of overseas operations are, therefore, translated using the temporal method, with resulting losses or gains taken to the profit and loss account.

Marshall Edwards, Inc., is deemed to be self sustaining as it is financially and operationally independent of Novogen Limited. The financial report of Marshall Edwards, Inc., is translated using the current rate method, and any exchange differences are taken directly to the foreign currency translation reserve.

Cash and cash equivalents

Cash on hand and in banks and short term deposits are stated at the nominal amount. For the purposes of the statement of cash flows, cash includes deposits at call readily convertible into cash within two working days and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

Receivables

Receivables are recognised and carried at original invoice value less a provision for any uncollectible debts. Debts, which are known to be uncollectible, are written off. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables from related parties are recognised and carried at the nominal amount due.

Investments

All non-current investments are carried at the lower of cost and recoverable amount.

Inventories

Inventories are measured at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw materials – purchase cost on a first-in-first-out basis; and

•	Finished goods and work-in-progress – cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity.

Recoverable amount of non-current assets

Non-current assets are measured at cost, provided that their carrying value does not exceed their recoverable amount. Where the carrying amount of an individual non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining recoverable amounts of non-current assets the expected net cash flows have not been discounted to their present values.

Property, plant & equipment

Cost and valuation

All property, plant and equipment are brought to account at cost.

Depreciation

Depreciation is calculated on a straight-line basis to write off the depreciable amount of each item of property, plant and equipment (excluding land) over its expected useful life to the economic entity.

Major depreciation periods are:

Buildings	20 years
Plant and equipment	2.5-10 years
Leasehold improvements	the lease term

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Contingent rentals are recognised as an expense in the financial year in which they are incurred.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised.

Capitalised lease assets are depreciated over the estimated useful life of the assets.

Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Intangible assets

Patents and Trademarks

Costs incurred in respect of patents and trademarks are expensed as incurred unless future recoverability is assured beyond a reasonable doubt.

Research and development

Costs incurred on research and development projects are expensed as incurred, unless future recoverability is assured beyond a reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected benefits. Unamortised costs are reviewed at each reporting date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.

Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount.

Borrowings

Finance lease liability is determined in accordance with requirements of AASB 1008 – “Leases”.

Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Contributed equity

Ordinary share capital is recognised at the fair value of consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction in the share proceeds received.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the

Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

Sale of goods

Goods have been dispatched to a customer pursuant to a sales order and invoice and the associated risks have passed to the carrier or customer.

Interest

Control of a right to receive consideration for the investment in assets has been attained.

Grant income

Control of a right to receive grant funds has been attained, evidenced by confirmation from the relevant government or other body.

Royalties

Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Taxes

Income Tax

Tax effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related tax benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax.

The future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST) and overseas equivalents

Revenues, expenses and assets are recognised net of the amount of GST except:

•	where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from or payable to the taxation authority is classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to the taxation authority.

Employee benefits

Wages and salaries, annual leave

Liabilities for wages, salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at expected future pay rates in respect of employees’ services up to that date.

Long service leave

The amounts expected to be paid to employees for their pro rata entitlement to long service leave, including ‘on-costs’, are accrued annually at expected future pay rates having regard to experience of employee departures and period of service. These entitlements are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash out flows, the interest rates attaching to Government guaranteed securities, which have terms to maturity approximating the terms of the related liability, are used.

Share option plans

The value of share option plans described in Note 15 is not charged as an employee entitlement expense.

Earnings per share (EPS)

Basic EPS is calculated as net profit/(loss) attributable to members adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, if any, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

•	costs of servicing equity (other than dividends) and preference share dividends (if any);

•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares,

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus element.

Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

Adoption of Australian equivalents to International Financial Reporting Standards

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for the Company’s financial year commencing 1 July, 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The economic entity’s management are assessing the significance of these changes and preparing for their implementation.

The Directors are of the opinion that the key differences in the economic entity’s accounting policies which will arise from the adoption of IFRS are:

Research and development expenditure

Pending standard AASB 138: Intangible Assets further requires that costs associated with research be expensed in the period in which they are incurred. In terms of current policy, research costs (which include patent costs) are expensed as incurred, unless future recoverability is assured beyond reasonable doubt to exceed those costs. The pending standard would not allow any research costs to be capitalised. This is unlikely to have a profit impact as all research costs have been expensed to date.

Impairment of assets

The economic entity currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the assets use and subsequent disposal. In terms of pending AASB 136: Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy, which will require net cash flows to be discounted, will lead to impairments being recognised more often than under the existing policy.

Income tax

Currently, the economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the Australian equivalent to lAS 12 the economic entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit. This is unlikely to have a significant profit impact.

Share based payments

Under AASB 2: Share based Payments, the Company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance, over the vesting period. It applies to all share-based payments issued after 7 November, 2002 which have not vested as at 1 January, 2005. The recognition of the expense will decrease the opening retained earnings on initial adoption of AASB 2 and increase share capital by the same amount. Reliable estimation of the future financial effects of this change in accounting policy is impractical as the details of the future equity based remuneration plans are not known. This will result in reduced profits/(increased losses) going forward.

Government grants

AASB 120: Accounting for Government Grants and Disclosure of Government Assistance requires grants received to be recognised as income on a systematic basis over the periods necessary to match them with the related costs which they are intended to compensate, but only where there is reasonable assurance that the consolidated entity will comply with the conditions attaching to them and the grants will be received. This may result in the later recognition of the grants as revenue.

Note 2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
(a) Revenues from operating activities
Revenue from the sale of goods	12,720	19,630	—	—

	12,720	19,630	—	—

(b) Revenues from non-operating activities
Interest — other persons/corporations	1,232	1,266	936	992
Grants received	1,011	632	—	—
Royalties received	978	2,362	—	—
Revenue from the sale of assets	80	35	—	—
Other revenue	425	331	16	—

	3,726	4,626	952	992

Total revenues from ordinary activities	16,446	24,256	952	992

(c) Expenses
Depreciation of non-current assets
Plant and equipment	965	861	—	—
Buildings	291	290	—	—
Leasehold improvements	51	66	—	—
Amortisation of non-current assets
Plant and equipment under lease	414	447	—	—
Goodwill	—	224

Total depreciation and amortisation expenses	1,721	1,888	—	—

Bad and doubtful debts - trade	99	52	—	—
- related parties	—	—	2,386	(74,934)
Inventory write offs	979	617	—	—
Provision for employee entitlements	154	44	—	—
Rental expense relating to operating leases	683	677	—	—
Borrowing costs expensed
Interest expense on finance leases	120	132	—	—

Total borrowing costs expensed	120	132	—	—

PROFIT FROM ORDINARY ACTIVITIES (Continued)

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
(d) Losses/(Gains)
Net loss/(gain) on disposal of property, plant and equipment	(467)	12	—	—
Net loss/(gain) on foreign currency	137	525	(16)	2,796
(f) Significant Items
Provision expense/(income) for non-recovery - intercompany	—	—	(2,386)	74,934

	—	—	(2,386)	74,934

Note 3. INCOME TAX

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
(a) The prima facie tax, using tax rates applicable in the country of operation, on profit/(loss) differs from the income tax provided in the financial statements as follows:
Prima facie tax (credit) on profit/(loss) from ordinary activities	(3,774)	(3,202)	1,438	(2,309)
Tax effect of permanent differences:
Non deductible depreciation and amortisation	—	67	—	—
Non deductible expenses	118	67	116	67
Research and development allowance	(271)	(261)	(271)	(261)
Sundry items	21	89	20	89

Income tax adjusted for permanent differences	(3,906)	(3,240)	1,303	(2,414)
New Zealand income tax	—	(7)	—	—
Net current year tax losses and timing differences not brought to account/(brought to account)	3,906	3,240	(1,303)	2,414

Income tax expense attributable to operating loss	—	(7)	—	—

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
(b) Tax losses were transferred for $nil consideration (2003: $nil).
(c) Future income tax benefit not brought to account at balance date as realisation of the benefit is not regarded as virtually certain arising from:
(i) tax losses carried forward	21,140	20,861	6,176	4,977
(ii) timing differences	2,115	1,698	1,189	4,407

	23,255	22,559	7,365	9,384

This future income tax benefit will only be obtained if:

(i) the relevant companies derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) the relevant companies continue to comply with the conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the relevant companies in realising the benefit from the deductions for the losses.

(d) The balance of the franking account at the end of the financial year for the economic entity and the parent entity is $nil (2003: $nil).

Tax consolidation

Novogen Limited and it’s 100% owned Australian subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July 2003. The Australian Tax Office has not at this time been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax assets and liabilities of the tax consolidated group (after elimination of inter-group transactions).

As the tax consolidation group continues to generate tax losses there has been no reason for the company to enter a tax funding agreement with members of the tax consolidation group.

There has been no material effect on the deferred tax balances as a result of the revised tax legislation.

Note 4. CASH

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Cash at bank and on hand	39,977	12,387	2,461	260
Deposits at call	15,454	16,139	15,454	16,139

Cash at Call	55,431	28,526	17,915	16,399
Secured Cash (Refer Note 14)	3,000	2,500	3,000	2,500

Total Cash	58,431	31,026	20,915	18,899

Short term deposits have an average maturity of 30 days and have a fixed or floating interest rate for the term of the deposit.

Note 5. RECEIVABLES

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Current
Trade debtors	3,274	4,517	—	—
Provision for doubtful debts	(438)	(350)	—	—

	2,836	4,167	—	—
Other debtors	100	271	38	89

	2,936	4,438	38	89

Non-current
Amounts other than trade debts receivable from related parties
Wholly-owned group - controlled entities	—	—	90,266	92,652
Provision for non-recovery	—	—	(90,266)	(92,652)

	—	—	—	—

(a) Terms and conditions:

(i)	trade debtors are non interest bearing and generally on 30 day terms;

(ii)	details of the terms and conditions of the related party receivables are set out in Note 20;

(iii)	other debtors are non-interest bearing and have repayment terms between 7 and 30 days.

Note 6. INVENTORIES

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Current
Raw materials — at cost	649	479	—	—
Work in progress — at cost	6,392	3,652	—	—
Finished goods — at cost	1,406	2,228	—	—
Provision for diminution in value of finished goods	(659)	—	—	—

	7,788	6,359	—	—
Other inventory — at cost	40	40	—	—

	7,828	6,399	—	—

Non-current
Other inventory — at cost	254	53	—	—
Raw materials — at cost	371	979	—	—
Provision for diminution in value of raw materials	—	(954)	—	—

	625	78	—	—

Note 7. OTHER CURRENT ASSETS

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000

Prepayments	865	588	693	462

Note 8. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Land at cost	1,572	1,545	—	—

Buildings at cost	3,459	3,459	—	—
Accumulated depreciation	(2,005)	(1,714)	—	—

	1,454	1,745	—	—

Total land and buildings (property)	3,026	3,290	—	—

Plant and equipment under lease — at cost	3,035	3,199	—	—
Accumulated amortisation	(1,738)	(1,453)	—	—

	1,297	1,746	—	—

Plant and equipment — at cost	8,591	8,814	—	—
Accumulated depreciation	(6,225)	(5,619)	—	—

	2,366	3,195	—	—

Leasehold improvements — at cost	382	343	—	—
Accumulated depreciation	(343)	(291)	—	—

	39	52	—	—

Total property, plant and equipment — at cost	17,039	17,360	—	—
Accumulated amortisation and depreciation	(10,311)	(9,077)	—	—

Total property, plant and equipment	6,728	8,283	—	—

An independent valuation of the land and buildings measured at cost was undertaken by Nicholas Warden A.A.P.I. (Certified Practising Valuer, B.Bus (Land Economy) Registered Valuer No. 3445). Based on market value for the existing use as at 30 June, 2003, the total value of the valuation amounted to $5.85 million which exceeded the net carrying value in the accounts.

a) Assets pledged as security

Assets under lease are pledged as security for the associated lease liabilities.

The book value of assets pledged as security are:

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Plant and equipment under lease	1,297	1,746	—	—

b) reconciliations of the carrying amount of plant property and equipment at the beginning and at the end of the current financial year.

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Freehold land
Carrying amount at beginning	1,545	1,545	—	—
Additions	27	—

	1,572	1,545	—	—

Buildings on freehold land
Carrying amount at beginning	1,745	2,035	—	—
Additions	—	—
Depreciation expense	(291)	(290)	—	—

	1,454	1,745	—	—

Plant and equipment under lease
Carrying amount at beginning	1,746	2,998	—	—
Additions		—	—	—
Disposals	(35)	(805)	—	—
Amortisation expense	(414)	(447)	—	—

	1,297	1,746	—	—

Plant and equipment
Carrying amount at beginning	3,195	2,531	—	—
Additions	649	1,548	—	—
Disposals	(513)	(23)	—	—
Depreciation expense	(965)	(861)	—	—

	2,366	3,195	—	—

Leasehold improvements
Carrying amount at beginning	52	104	—	—
Additions	38	14	—	—
Depreciation expense	(51)	(66)	—	—

	39	52	—	—

Note 9. OTHER FINANCIAL ASSETS

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000

Shares in controlled entities — at cost	—	—	7,420	7,420

The carrying value of the parent entity’s investment in controlled entities exceeds the net assets of the relevant controlled entities as at 30 June, 2004 (refer Note 10). A provision for diminution in value of the parent entity’s investment in controlled entities has not been recorded by the parent entity, as the Directors believe that the value of future cash flows will support the current carrying value.

Note 10. INTERESTS IN CONTROLLED ENTITIES

			Equity		Cost of Novogen Limited’s
			Holding		Investment
	Country of	Class of	2004	2003	2004	2003
Name of Entity	Incorporation	Shares	%	%	$’000	$’000
Novogen Laboratories Pty Ltd (i)	Australia	Ordinary	100	100	400	400
Novogen Research Pty Ltd (i)	Australia	Ordinary	100	100	7,000	7,000
Phytosearch Pty Ltd	Australia	Ordinary	100	100	—	—
Phytogen Pty Ltd	Australia	Ordinary	100	100	20	20
Glycotex Pty Ltd	Australia	Ordinary	100	100	—	—
Norvogen Pty Ltd	Australia	Ordinary	100	100	—	—
Central Coast Properties Pty Ltd (i)	Australia	Ordinary	100	100	—	—
Novogen Inc	USA	Ordinary	100	100	—	—
Glycotex, Inc.	USA	Ordinary	97.6	97.6	—	—
Novogen Limited (UK)	UK	Ordinary	100	100	—	—
Promensil Limited	UK	Ordinary	100	100	—	—
Novogen BV	Netherlands	Ordinary	100	100	—	—
Novogen New Zealand Limited	NZ	Ordinary	100	100	—	—
Novogen Canada Limited	Canada	Ordinary	100	100	—	—
Marshall Edwards, Inc.	USA	Ordinary	86.9	95.1	—	—
Marshall Edwards Pty Limited	Australia	Ordinary	86.9	95.1	—	—

					7,420	7,420

(i) Entities subject to class order relief

Pursuant to Class Order 98/1418, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

The consolidated profit and loss statement and balance sheet of the entities which are members of the ‘Closed Group’ are as follows

Statement of Financial Performance Year ended 30 June, 2004
	2004	2003
	$’000	$’000
Operating profit/(loss) before income tax	2,667	(7,868)
Income tax attributable to operating (loss)/profit	—	—

Operating profit/(loss) after income tax	2,667	(7,868)
Retained profits/(accumulated losses) at the beginning of the financial year	(53,115)	(45,247)

Retained profits/(accumulated losses) at the end of the financial year	(50,448)	(53,115)

Statement of Financial Position Year ended 30 June, 2004
	2004	2003
	$’000	$’000
CURRENT ASSETS
Cash	21,552	19,120
Receivables	3,348	2,386
Inventories	4,527	3,604

Total current assets	29,427	25,110

NON-CURRENT ASSETS
Receivables	43,750	41,553
Inventories	625	121
Property, plant and equipment	6,660	8,200

Total non-current assets	51,035	49,874

TOTAL ASSETS	80,462	74,984

CURRENT LIABILITIES
Payables	3,333	3,102
Interest bearing liabilities	843	679
Provisions	334	249

Total current liabilities	4,510	4,030

NON-CURRENT LIABILITIES
Interest bearing liabilities	765	1,608
Provisions	270	201

Total non-current liabilities	1,035	1,809

TOTAL LIABILITIES	5,545	5,839

NET ASSETS	74,917	69,145

EQUITY
Contributed equity	125,365	122,260
Retained profits/(accumulated losses)	(50,448)	(53,115)

TOTAL EQUITY	74,917	69,145

Note 11. PAYABLES

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Current
Trade creditors	2,986	2,571	—	—
Accrued trade creditors	2,213	1,842	109	109
Accrued clinical trial payments	764	1,243	—	—

	5,963	5,656	109	109

Terms and conditions relating to the above payables:

•	trade creditors are non interest bearing and normally settled on 30 day terms; and

•	other creditors are non-interest bearing and normally settled on 30 day terms; and

•	clinical trial creditors are non-interest bearing and normally settled on 30 day terms.

Note 12. INTEREST BEARING LIABILITIES

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Current
Lease liabilities (secured) (Note 25b)	843	679	—	—
Borrowing — controlled entity (unsecured)	—	—	—	2,587

	843	679	—	2,587

Non-current
Lease liabilities (secured) (Note 25b)	765	1,608	—	—

	765	1,608	—	—

Secured lease liability — finance leases	1,608	2,287	—	—

Terms and Conditions relating to the above financial instruments:

•	finance leases have an average lease term of 4 years with the option to purchase the asset at the completion of the lease term for the residual value. The average interest rate implicit in the leases is 8.42% (2003: 8.42%). Assets under lease are pledged as security for the associated lease liability.

     Note 13. PROVISIONS

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Current
Employee benefits	361	271	—	—

Non-current
Employee benefits	270	201	—	—

	631	472	—	—

     Note 14. FINANCING ARRANGEMENTS

(a) Financing arrangements

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Unrestricted access was available at balance date to the following lines of credit
Total facilities
Lease facilities	4,000	4,000	—	—

	4,000	4,000	—	—

Used at balance date
Lease facilities	2,353	3,155	—	—

	2,353	3,155	—	—

Unused at balance date	1,647	845	—	—

Lease facilities	1,647	845	—	—

(b)	Assets under lease are pledged as security for the associated lease liabilities.

(c)	Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least three million dollars at all times as additional security for the lease facility.

     Note 15. CONTRIBUTED EQUITY

(a) Issued and paid up capital

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Novogen Limited 96,723,523 (2003: 95,611,785) ordinary shares	125,364	122,260	125,364	122,260
Marshall Edwards, Inc. 56,938,000 (2003: 52,032,000) ordinary shares	44,424	15,458	—	—
Glycotex, Inc 2,050,000 (2003: 2,050,000) ordinary shares	488	488	—	—

	170,276	138,206	125,364	122,260

Terms and conditions of contributed equity:

Novogen Limited

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

		Issue
	Number of	price
	shares	$	$’000
On issue 1 July, 2003	95,611,785		122,260
Options converted to shares	101,080	1.53	155
Options converted to shares	35,699	2.10	75
Options converted to shares	85,000	2.77	235
Options converted to shares	118,008	2.84	335
Options converted to shares	700,000	2.91	2,037
Options converted to shares	20,000	2.95	59
Options converted to shares	51,971	4.00	208

Total options exercised during the period	1,111,758		3,104
On issue 30 June, 2004	96,723,543		125,364

Marshall Edwards, Inc.

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

During November, 2003, 2,514,000 outstanding Marshall Edwards, Inc., warrants were exercised at an exercise price of $US4.00 per share prior to their expiration on 30 November, 2003. These warrants were issued as part of the listing on the AIM stock market in London. Net proceeds from the exercise of the warrants amounted to $US10,056,000 ($A 14,035,000) to the Company.

During December, 2003, Marshall Edwards, Inc., completed an offering of 2,392,000 common stock units at an initial public offering price of $US7.50 per unit.

Each common stock unit consisted of:

   • one share of Marshall Edwards, Inc., common stock; and

   • one warrant to purchase a share of Marshall Edwards Inc common stock at an exercise price equal to $US9.00. These warrants were immediately exercisable from the date of issue and expire 3 years from their date of issue.

In connection with the December offering, Marshall Edwards, Inc., shares of common stock and warrants commenced trading separately on the Nasdaq National Market.

The net proceeds of the offering amounted to approximately $US15,521,000 ($A20,815,000). As a result of the above two transactions Novogen Limited retains 86.9% of Marshall Edwards, Inc.

Movements in issued and paid up ordinary share capital of Marshall Edwards, Inc., are as follows:

	Number of	Issue	$’000
	shares	price
		$
On issue 1 July, 2003	52,032,000		15,458
Warrants converted to shares	2,514,000	5.58	14,035
New shares issued	2,392,000	8.70	20,815
less Outside Equity Interest			(5,884)

Total warrants exercised during the period	4,906,000		28,966
On issue 30 June, 2004	56,938,000		44,424

Glycotex, Inc.

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

During April 2003, Glycotex, Inc. raised $500,000 in an initial private placement from Australian and international investors and institutions. Novogen now owns 97.6% of Glycotex, Inc.

The shares were issued at $10.00 each with attaching options to purchase a further two shares at an exercise price of $10.00 per share. The attaching options are exercisable prior to 5 November, 2004. Novogen also issued to these investors a convertible security enabling investors to convert their investment in Glycotex, Inc. to Novogen shares at an equivalent Novogen share price of $5.00 per share. These ordinary shares have the right to receive dividends as declared and, in the event of winding up Glycotex, Inc., to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Movements in issued and paid up ordinary share capital of Glycotex, Inc., are as follows:

		Issue
	Number of	price
	shares	$	$’000
On issue 1 July, 2003	2,050,000		488
On issue 30 June, 2004	2,050,000		488

(b)	Particulars of options issued by Novogen Limited are as follows:

						Converted	Options
				On issue	Issued	to fully	forfeited	On issue
Grant	Exercise	Expiry	Original	1 July,	during the	paid	during the	30 June,
Date	Price	Date	issue	2003	year	shares	year	2004
24/09/98 (iii)	$2.91	24/09/03	700,000	700,000	—	700,000	—	—
26/03/99 (i)	$2.84	26/03/04	217,000	79,436	—	79,436	—	—
26/03/99 (ii)	$2.84	26/03/04	38,572	38,572	—	38,572	—	—
23/06/99 (v)	$2.9460	23/06/04	20,000	20,000	—	20,000	—	—
23/06/99 (v)	$2.7725	23/06/04	85,000	85,000	—	85,000	—	—
13/03/00 (i)	$4.00	13/03/05	221,028	125,480	—	23,575	2,129	99,776
13/03/00 (ii)	$4.00	13/03/05	27,360	27,360	—	5,520	—	21,840
20/07/00 (v)	$3.5819	20/07/05	50,180	50,180	—	—	—	50,180
30/11/00 (i)	$4.00	30/11/05	238,220	159,548	—	19,252	5,403	134,893
30/11/00 (ii)	$4.00	30/11/05	7,248	7,248	—	3,624	—	3,624
27/10/00 (iv)	$4.01	27/10/05	9,384	6,256	—	—	—	6,256
10/08/01 (i)	$1.53	10/08/06	695,528	499,805	—	101,080	44,528	354,197
13/07/01 (v)	$2.05	13/07/06	101,950	101,950	—	—	—	101,950
30/11/02 (i)	$2.10	30/11/07	526,332	503,916	—	35,699	64,961	403,256
30/11/02 (ii)	$2.10	30/11/07	37,200	37,200	—	—	—	37,200
27/02/04 (i)	$6.76	27/02/09	189,536	—	189,536	—	15,472	174,064
27/02/04 (ii)	$6.76	27/02/09	6,660	—	6,660	—	—	6,660

Total			3,171,198	2,441,951	196,196	1,111,758	132,493	1,393,896

						Converted	Options
				On issue	Issued	to fully	forfeited	On issue
Grant	Exercise	Expiry	Original	1 July,	during the	paid	during the	30 June,
Date	Price	Date	issue	2002	year	shares	year	2003
25/03/98 (i)	$2.23	25/03/03	180,728	94,723	—	85,911	8,812	—
25/03/98 (ii)	$2.23	25/03/03	15,684	15,684	—	15,684	—	—
24/09/98 (iii)	$2.91	24/09/03	700,000	700,000	—	—	—	700,000
22/12/98 (ii)	$2.00	22/12/03	104,734	51,734	—	51,734	—	—
26/03/99 (i)	$2.84	26/03/04	217,000	99,508	—	15,716	4,356	79,436
26/03/99 (ii)	$2.84	26/03/04	38,572	38,572	—	—	—	38,572
23/06/99 (v)	$2.9460	23/06/04	20,000	20,000	—	—	—	20,000
23/06/99 (v)	$2.7725	23/06/04	85,000	85,000	—	—	—	85,000
13/03/00 (i)	$4.00	13/03/05	221,028	137,364	—	—	11,884	125,480
13/03/00 (ii)	$4.00	13/03/05	27,360	27,360	—	—	—	27,360
20/07/00 (v)	$3.5819	20/07/05	50,180	50,180	—	—	—	50,180
30/11/00 (i)	$4.00	30/11/05	238,220	175,636	—	—	16,088	159,548
30/11/00 (ii)	$4.00	30/11/05	7,248	7,248	—	—	—	7,248
27/10/00 (iv)	$4.01	27/10/05	9,384	6,256	—	—	—	6,256
10/08/01 (i)	$1.53	10/08/06	695,528	596,448	—	30,026	66,617	499,805
13/07/01 (v)	$2.05	13/07/06	101,950	101,950	—	—	—	101,950
30/11/02 (i)	$2.10	30/11/07	526,332	—	526,332	—	22,416	503,916
30/11/02 (ii)	$2.10	30/11/07	37,200	—	37,200	—	—	37,200

Total			3,276,148	2,207,663	563,532	199,071	130,173	2,441,951

(i)	Options issued under the Employee Share Option Plan. Options vest in four equal annual instalments over the vesting period.

(ii)	Options issued to consultants. Options vest in four equal annual instalments over the vesting period.

(iii)	Options issued to the Managing Director by resolution of shareholders on 24 September, 1998.

(iv)	Option issued to Non-executive Directors by resolution of shareholders on 27 October, 2000. Options vest in four equal annual instalments over the vesting period.

(v)	Options issued to consultants Options vest twelve months after grant date.

The last trade of Novogen Limited shares on the Australian Stock Exchange on 30 June, 2004 was $5.30.

Share option plans

Employee share option plan

The employee share option plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 45 employees eligible for this scheme.

Consultant options

The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities.

     Note 16. RESERVES, RETAINED PROFITS/(ACCUMULATED LOSSES)

(a) Retained Profit/(Accumulated Losses)

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Balance at the beginning of the year	(94,424)	(83,970)	(98,086)	(19,852)

Adjustment to opening retained earnings attributed to outside equity interest holders	387	—	—	—
Current year profit/(losses)	(10,935)	(10,454)	1,679	(78,234)

Balance at the end of the year	(104,972)	(94,424)	(96,407)	(98,086)

(b) Foreign currency translation

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
(i) Nature and purpose of reserve
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self- sustaining foreign operations
(ii) Movements in reserve
Balance at beginning of year	(1,956)	—	—	—
Gain (loss) on translation of overseas controlled entities	1,507	(1,956)	—	—

Balance at end of year	(449)	(1,956)	—	—

     Note 17. OUTSIDE EQUITY INTEREST

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Reconciliation of outside equity interest in controlled entities
Opening balance	571	766	—	—
Additions to outside equity interest by way of share issue			—	—
- Marshall Edwards, Inc.	5,429	5
- Glycotex, Inc.	—	12
Add Share of operating losses of controlled entities			—	—
- Marshall Edwards, Inc.	(1,639)	(211)
- Glycotex, Inc.	(5)	(1)

Closing balance	4,356	571	—	—

     Note 18. SEGMENT INFORMATION

Segment accounting policies

The Group generally accounts for intercompany sales and transfers as if the sales or transfers were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Segment accounting policies are the same as the consolidated entity’s policies described in Note 1. During the financial year there were no changes in the segment accounting policies that had a material effect on the segment information.

PRIMARY SEGMENT

	Australia/NZ		North America		Europe		Elimination		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Geographical segments
Revenue
Sales to customers outside the consolidated entity	4,022	6,228	6,357	10,658	2,341	2,744	—	—	12,720	19,630
Other revenues from customers outside the consolidated entity	2,327	3,360	166	—	1	—	—	—	2,494	3,360
Intersegment Revenues	4,043	6,457	43	71	—	—	(4,086)	(6,528)	—	—

Total segment revenue	10,392	16,045	6,566	10,729	2,342	2,744	(4,086)	(6,528)	15,214	22,990

Unallocated revenue									1,232	1,266

Total consolidated revenue									16,446	24,256

Results
Segment net gain/(loss) on foreign currency	(405)	(9,230)	859	7,990	(591)	715	—	—	(137)	(525)

Segment result (loss)	(6,268)	(89,654)	(2,502)	3,146	(1,252)	(376)	(2,437)	76,343	(12,459)	(10,541)

Unallocated expenses									(120)	(132)
Consolidated entity profit/(loss) from ordinary activities before income tax									(12,579)	(10,673)

Income tax credit/(expense)									—	7

Net loss									(12,579)	(10,666)

SEGMENT INFORMATION — PRIMARY SEGMENT (Cont’d)

	Australia/NZ		North America		Europe		Elimination		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Geographical segments
Assets

Segment assets	17,552	9,635	56,178	20,342	1,364	1,947	2,319	18,888	77,413	50,812

Liabilities
Segment liabilities	11,908	12,025	50,179	48,411	10,735	10,067	(64,620)	(62,088)	8,202	8,415
Other segment information
Acquisition of property plant and equipment, intangible assets and other non current assets	671	1,502	43	54	—	6	—	—	714	1,562
Depreciation	1,249	1,156	49	49	9	12	—	—	1,307	1,217
Amortisation	414	447	—	—	—	—	—	224	414	671
Non cash expenses other than depreciation and amortisation	(1,448)	75,093	357	757	54	99	2,289	(75,273)	1,252	676

The Novogen Group operates subsidiary companies in 3 major geographical areas being Australia/New Zealand, North America, including the USA and Canada, and Europe, including the UK and the Netherlands. The subsidiaries are involved in the selling and marketing of Novogen’s dietary supplements including Promensil, Trinovin and Rimostil. The US company is also responsible for manufacturing and packaging products for the domestic US market. The other countries products are supplied from Australia in fully finished form.

All of the Group’s sales revenues are sales of Novogen’s dietary supplements. For the purposes of this primary segment information, the Novogen Group operates in one business segment being to manufacture, market and sell dietary supplements.

SECONDARY SEGMENT

			Pharmaceutical
			research and
	Dietary supplements		development		Elimination		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment revenue	14,189	20,985	2,257	3,271	—	—	16,446	24,256
Segment assets	20,527	15,613	53,619	15,406	3,267	19,793	77,413	50,812
Acquisition of property plant and equipment, intangible assets and other non current assets	401	1,280	313	282	—	—	714	1,562

     Note 19. DIRECTOR AND EXECUTIVE DISCLOSURES

a) Details of specified Directors and specified Executives

(i) Specified Directors

PA Johnston	Chairman (Non-executive)
C Naughton	CEO
GE Kelly	Executive Director
PJ Nestel AO	Director (Non-executive)
PB Simpson	Director (Non-executive)
LC Read	Director (Non-executive) appointed 11th September 2003

(ii) Specified Executives

AJ Husband	Research Director
DR Seaton	Chief Financial Officer
WJ Lancaster	VP Commercial and Corporate Development
BM Palmer	General Manager Operations
CD Kearney	General Manager Consumer Business
RL Erratt	Company Secretary

b) Remuneration of specified Directors and specified Executives

(i) Remuneration policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Managing Director, Executive Director and senior Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.

The performance criteria against which Directors and Executives are assessed is aligned with the financial and non-financial objectives of Novogen Limited.

It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, the Executive Director, and each of the specified Executives except for the VP Commercial and Corporate Development. The contract term for the CEO is five years with a six months notice period. The contracts for service between the Company and Executive Director and the specified Executives are for terms of three years with a notice period of six months. In the event of the Company terminating the employment under the terms of the contract the Company shall pay the pro-rata balance of the unexpired contract term plus an additional amount of one and one half times the then current annual remuneration of the employee.

(ii) Remuneration of specified Directors and specified Executives

				Post
		Primary		Employment	Equity	Other	Total
			Non-
		Salary &	monetary	Superan-
		fees	benefits	nuation	Options	Bonuses
Specified Directors
PA Johnston
	2004	70,182	—	6,318	668	—	77,168
	2003	69,724	—	6,276	891	—	76,891
C Naughton
	2004	419,016	91,138	37,711	—	—	547,865
	2003	400,621	42,513	36,056	31,749	—	510,939
GE Kelly
	2004	306,234	45,523	27,561	—	—	379,318
	2003	278,952	63,010	25,106	—	—	367,068
PJ Nestel AO
	2004	44,500	—	—	—	—	44,500
	2003	42,000	—	—	—	—	42,000
PB Simpson
	2004	44,494	—	4,006	668	—	49,168
	2003	40,364	—	3,634	891	—	44,889
LC Read
	2004	25,688	—	2,312	—	—	28,000
	2003	—	—	—	—	—	—
Total Remuneration: Specified Directors
	2004	910,114	136,661	77,908	1,336	—	1,126,019
	2003	831,661	105,523	71,072	33,531	—	1,041,787
Specified Executives
AJ Husband
	2004	234,371	87,644	20,605	40,579	—	383,199
	2003	211,388	50,813	19,025	21,180	—	302,406
DR Seaton
	2004	257,203	28,314	23,148	37,795	—	346,460
	2003	222,372	27,173	20,013	13,847	—	283,405
WJ Lancaster (USA)
	2004	209,225	6,295	18,531	22,851	—	256,902
	2003	229,866	6,167	23,824	14,164	—	274,021
BM Palmer
	2004	131,976	56,273	11,877	24,114	—	224,240
	2003	128,815	44,928	11,593	15,130	—	200,466
CD Kearney
	2004	152,880	37,576	13,759	17,210	—	221,425
	2003	141,234	32,279	12,711	2,697	—	188,921
RL Erratt
	2004	142,664	38,860	12,839	25,165	—	219,528
	2003	137,471	35,708	12,372	14,462	—	200,013
Total remuneration: specified Executives
	2004	1,128,319	254,962	100,759	167,714	—	1,651,754
	2003	1,071,146	197,068	99,538	81,480	—	1,449,232

c) Remuneration options: Granted and vested during the year

During the financial year options were granted as equity compensation benefits to certain specified Directors and specified Executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at an exercise price of $6.76. The options expire five years after grant date and vest annually in four equal instalments commencing one year after grant date.

		Terms and conditions for each grant
				Value per	Exercise	First	Last
	Vested	Granted		option at	price per	exercise	exercise
	number	number	Grant date	grant date	share	date	date
				($)	($)
Specified Directors
PA Johnston	782
PB Simpson	782
Specified Executives
AJ Husband	30,571	14,892	27/02/2004	6.71	6.76	27/02/2005	27/02/2009
DR Seaton	24,247	14,892	27/02/2004	6.71	6.76	27/02/2005	27/02/2009
WJ Lancaster (USA)	17,444	7,848	27/02/2004	6.71	6.76	27/02/2005	27/02/2009
BM Palmer	17,852	8,244	27/02/2004	6.71	6.76	27/02/2005	27/02/2009
CD Kearney	5,953	8,192	27/02/2004	6.71	6.76	27/02/2005	27/02/2009
RL Erratt	19,090	8,156	27/02/2004	6.71	6.76	27/02/2005	27/02/2009

Total	116,721	62,224

d) Shares issued on exercise of remuneration options

	Shares
	issued	Paid	Unpaid
	number	$ per share	$ per share
Specified Directors
C Naughton	700,000	2.91	—
Specified Executives
AJ Husband	28,188	2.84	—
DR Seaton	21,142	1.53	—
WJ Lancaster (USA)	20,420	2.84	—
BM Palmer	10,004	2.84	—
RL Erratt	14,576	2.84	—

Total	794,330

e) Option holding of specified Directors and specified Executives

	Balance at					Vested at
	beginning			Net	Balance at	30 June,
	of period	Granted as	Options	change	end of period	2004	Not
	1 July,2003	remuneration	exercised	other	30 June, 2004	Total	exercisable	Exercisable
Specified Directors
PA Johnston	3,128	—	—	—	3,128	2,346	—	2,346
C Naughton	700,000	—	(700,000)	—	—	—	—	—
PJ Nestel AO	20,000	—	—	—	20,000	20,000	—	20,000
PB Simpson	3,128	—	—	—	3,128	2,346	—	2,346
Specified Executives
AJ Husband	150,472	14,892	(28,188)	—	137,176	68,706	—	68,706
DR Seaton	96,988	14,892	(21,142)	—	90,738	21,794	—	21,794
WJ Lancaster (USA)	90,196	7,848	(20,420)	—	77,624	36,783	—	36,783
BM Palmer	81,412	8,244	(10,004)	—	79,652	39,365	—	39,365
CD Kearney	23,812	8,192	—	—	32,004	5,953	—	5,953
RL Erratt	90,936	8,156	(14,576)	—	84,516	40,087	—	40,087

Total	1,260,072	62,224	(794,330)	—	527,966	237,380	—	237,380

f) Shareholdings of specified Directors and their related parties and specified Executives and their related parties

	Balance	Granted as	On exercise	Net change	Balance
	1 July, 2003	remuneration	of options	other	30 June, 2004
	Ord	Ord	Ord	Ord	Ord
Specified Directors
PA Johnston	43,594	—	—	—	43,594
C Naughton	318,511	—	700,000	(280,000)	738,511
GE Kelly	8,736,519	—	—	(232,967)	8,503,552
PJ Nestel AO	14,000	—	—	(2,000)	12,000
PB Simpson	500	—	—	—	500
LC Read	—	—	—	2,000	2,000
Specified Executives
AJ Husband	74,204	—	28,188	(43,500)	58,892
DR Seaton	6,500	—	21,142	(27,642)	—
WJ Lancaster (USA)	24,000	—	20,420	—	44,420
BM Palmer	147,882	—	10,004	(5,000)	152,886
CD Kearney	7,200	—	—	650	7,850
RL Erratt	103,956	—	14,576	(15,000)	103,532

Total	9,476,866	—	794,330	(603,459)	9,667,737

All equity transactions with specified directors and specified executives other than those arising from the exercise of remuneration options have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

     Note 20. RELATED PARTY DISCLOSURES

Ultimate parent

Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

Transactions with related parties in the wholly–owned group

	Novogen Limited
	2004	2003
	$	$
(a) Intercompany balances between Novogen Limited and it’s wholly owned controlled entities with no fixed term for repayment	90,266,133.	92,652,572.
Provision for non-recovery	(90,266,133)	(92,652,572)
(b) Intercompany balances made by wholly owned controlled entities to Novogen Limited with no fixed term for repayment	—	2,586,835

No interest is charged on the intercompany balances between wholly owned controlled entities.

     Note 21. REMUNERATION OF AUDITORS

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$	$	$	$
Amounts received or due and receivable by Ernst & Young Australia for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	220,619	129,500	113,039	95,500
(b) other services in relation to the entity and any other entity in the consolidated entity.	154,953	58,027	134,203	34,802

Amounts received or due and receivable by related practice of Ernst & Young Australia for:	375,572	187,527	247,242	130,302
other services in relation to any entity in the economic group.	195,555	30,970	—	—
Amounts received or due and receivable by auditors of other subsidiaries in the economic entity for an audit/review, which are not already disclosed.	21,657	28,308	—	—

	592,784	246,805	247,242	130,302

     Note 22. STATEMENT OF CASHFLOWS

(a) RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASHFLOWS FROM OPERATIONS

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
Operating loss after income tax	(12,579)	(10,666)	1,679	(78,234)
Depreciation and amortisation	1,721	1,888	—	—
Net gain/(loss) on disposal of property, plant and equipment	467	(12)	—	—
Changes in assets and liabilities
(increase)/decrease in trade debtors	1,243	127	—	—
(increase)/decrease in prepayments	(277)	(71)	(231)	(103)
(increase)/decrease in other debtors	171	373	51	—
(increase)/decrease in inventories	(1,976)	1,027	—	—
increase/(decrease) in accounts payable	307	1,376	—	12
increase/(decrease) in provisions	247	(404)	(2,386)	74,934
exchange rate change on opening cash	137	515	(18)	2,796

Net cash outflow from operating activities	(10,539)	(5,847)	(905)	(595)

(b) FINANCE LEASES

No plant and equipment was acquired during the year by means of finance leases (2003: $nil).

     Note 23. EARNINGS PER SHARE

	Consolidated
	2004	2003
	$’000	$’000
The following reflects the income and share data used in calculating basic and diluted earnings per share
Net loss	(12,579)	(10,666)
Adjustments:
Net loss attibutable to outside equity interests	(1,644)	(212)

Earnings used in calculating basic and diluted earnings per share	(10,935)	(10,454)

	Number of	Number of
	shares	shares
Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	96,107,215	95,472,984

Basic and diluted loss per share - (cents)	(11.4)	(10.9)

Diluted earings per share:

The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 15(a) does not result in diluted earnings per share that shows a different view of the earnings performance of the Company, therefore the information has not been disclosed.

Potential ordinary shares (non-dilutive) and not included in determining earnings per share 1,393,896 (refer Note 15(b)).

Conversions, call subscriptions or issues after 30 June, 2004

There have been 1,897 conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

                Note 24. FINANCIAL INSTRUMENTS

(a)	Interest rate risk exposures

The economic entity’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

		Floating		Fixed		Fixed		Non-interest				Weighted
		Interest Rate		1 year or less		Over 1 to 5 years		bearing		Total		Average Rate
												of Interest
		2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Financial assets
Cash	4	38,777	11,246	—	—	—	—	1,200	1,141	39,977	12,387	1.07%	1.38%
Deposits	4	3,011	1,245	15,443	17,394	—	—	—	—	18,454	18,639	5.22%	4.67%
Receivables	5	—	—	—	—	—	—	2,936	4,438	2,936	4,438	N/A	N/A

		41,788	12,491	15,443	17,394	—	—	4,136	5,579	61,367	35,464

Financial liabilities
Payables	11	—	—	—	—	—	—	5,963	5,656	5,963	5,656	N/A	N/A
Interest bearing liabilities	12	—	—	843	679	765	1,608	—	—	1,608	2,287	8.42%	8.42%

		—	—	843	679	765	1,608	5,963	5,656	7,571	7,943

Net financial assets/(liabilities)		41,788	12,491	14,600	16,715	(765)	(1,608)	(1,827)	(77)	53,796	27,521

(b)	Net fair value of financial assets and liabilities

The net fair value of financial assets and liabilities approximates their carrying value in the Statement of Financial Position, because they are short term and at market rates of interest.

(c)	Credit risk exposures

The consolidated entities maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position.

Concentration of credit risk

The Company minimises concentration of credit risk in relation to trade receivables by undertaking transactions with a large number of customers.

Credit risk is managed in the following way:

(i)	payment terms are 30 days except for some customers who have 60 day terms; and

(ii)	a risk assessment process is used for all customers.

     Note 25. EXPENDITURE COMMITMENTS

	Consolidated		Novogen Limited
	2004	2003	2004	2003
	$’000	$’000	$’000	$’000
(a) Lease commitments *
Commitments in relation to operating leases contracted for at the reporting date but not recognised as liabilities payable:
Not later than 1 year	375	432	—	—
Later than 1 year but not later than 2 years	32	354	—	—
Later than 2 years but not later than 3 years	1	24	—	—
Later than 3 years but not later than 4 years		—	—	—
Later than 4 years but not later than 5 years	—	—	—	—

	408	810	—	—

(b) Finance leases **
Commitments in relation to finance leases are payable as follows:
Not later than 1 year	899	776	—	—
Later than 1 year but not later than 2 years	767	899	—	—
Later than 2 years but not later than 3 years	15	767	—	—
Later than 3 years but not later than 4 years		15	—	—
Later than 4 years but not later than 5 years		—	—	—

Minimum lease payments	1,681	2,457	—	—
Less: Future finance charges	(73)	(170)	—	—

	1,608	2,287	—	—

Representing lease liabilities:
Current - (Note 12)	843	679	—	—
Non-current - (Note 12)	765	1,608	—	—

	1,608	2,287	—	—

(c) Other expenditure commitments
Research and development contracts for service to be rendered:
Not later than 1 year	6,200	2,373	—	—
Later than 1 year but not later than 2 years	912	146	—	—
Later than 2 years but not later than 3 years	—	—	—	—
Later than 3 years but not later than 4 years	—	—	—	—
Later than 4 years but not later than 5 years	—	—	—	—

	7,112	2,519	—	—

* Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

** Finance lease commitments have an average term of 4 years with an average interest rate of 8.42%. Assets which are subject to finance leases include building, plant and equipment.

There are no commitments for capital expenditure outstanding at the end of the financial year.

     Note 26. CONTINGENT LIABILITIES

Parent entity guarantees

(a)	The parent company has unconditionally guaranteed financial support for Novogen Limited (UK) should it be unable to meet its financial obligations.

(b)	The parent company has guaranteed in a deed dated 16 May, 2002 the performance of the Novogen subsidiaries arising in connection with the License Agreement and the Manufacturing and Supply Agreement with Marshall Edwards Pty Limited.

(c)	As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

     Note 27. SUBSEQUENT EVENTS

There have been no significant events occurring after balance date which have had a material impact on the business.

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Novogen Limited, I state that:

1.	In the opinion of the Directors:

a)	the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

i)	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June, 2004 and of their performance for the year ended on that date; and

ii)	complying with Accounting Standards and Corporations Regulations 2001; and

b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 10, will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee.

On behalf of the Board,

/s/ Christopher Naughton
Christopher Naughton
Managing Director

Sydney, 25 August, 2004

NOVOGEN LIMITED AND CONTROLLED ENTITIES

Independent Audit Report

■	The Ernst & Young Building	■	Tel	61 2 9248 5555
	321 Kent Street		Fax	61 2 9262 6565
	Sydney NSW 2000		DX	Sydney Stock
	Australia			Exchange 10172

GPO Box 2646
Sydney NSW 2001

Independent audit report to members of Novogen Limited

Scope
The financial report and directors’ responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors’ declaration for Novogen Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, (Urgent Issues Group Consensus Views), a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include

Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW)

NOVOGEN LIMITED AND CONTROLLED ENTITIES

Independent Audit Report

consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion
In our opinion, the financial report of Novogen Limited is in accordance with:

(a)	the Corporations Act 2001, including:
	(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2004 and of their performance for the year ended on that date; and
	(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	other mandatory professional reporting requirements in Australia.

Ernst & Young

G C Daniels
Partner
Sydney
25 August 2004

NOVOGEN LIMITED AND CONTROLLED ENTITIES

ASX Additional Information

1.	The information required in the appendix 4E, required by the Australian Stock Exchange, has been satisfied through this annual report.

2.	Novogen Limited has an Audit Committee consisting of PB Simpson (Chairman), PJ Nestel AO, PA Johnston and LC Read.

3.	The names of the Substantial Shareholders disclosed to the Company are as follows:

Bende Holdings Pty Ltd	6,485,538 Shares
Oppenheimer Funds Inc.	13,462,783 Shares

4.	Distribution of shareholders by size of holding as at 19 August, 2004 was:

Category (size of Holding)	Number of Shareholders	Number of Shares
1 – 1,000	2,424	1,579,914
1,001 – 5,000	2,314	6,128,238
5,001 – 10,000	488	3,867,911
10,001- 100,000	425	11,462,764
100,001+	48	73,686,613
	5,699	96,725,440

There is only one class of shares and all shareholders have equal voting rights.

5.	The number of shareholdings held in less than marketable parcels is 106.

6.	The names of the 20 largest shareholders listed in the holding Company’s Register as at 19 August, 2004 were:

		Number of Ordinary	% Held of
		Fully Paid Shares	Issued Ordinary
		Held	Capital
1.	ANZ Nominees Limited	29,637,750	30.64
2.	J P Morgan Nominees Australia	8,265,788	8.55
3.	National Nominees Limited	7,167,000	7.41
4.	Bende Holdings Pty Ltd	6,485,538	6.71
5.	Ralston Purina Company	4,407,400	4.56
6.	Citicorp Nominees Pty Limited	2,241,667	2.32
7.	Leominister Company Limited	2,231,942	2.31
8.	Westpac Custodian Nominees Limited	1,482,010	1.53
9.	Graham Edmund Kelly	1,100,000	1.14
10.	Petlind Pty Limited	1,090,658	1.13
11.	Kartika Limited	1,000,000	1.03
12.	BB Nominees Pty Ltd	765,091	0.79
13.	Ankerwyke Holdings Pty Limited	700,000	0.72
14.	Mr Christopher Naughton	646,600	0.67
15.	Coolawin Road Pty Ltd	513,654	0.53
16.	Mr Peter Colvin Bradfield	475,001	0.49
17.	HSBC Custody Nominees (Australia) Limited	417,178	0.43
18.	Berne No 132 Nominees Pty Ltd	407,873	0.42
19.	Mr David Colin Archibald	311,184	0.32
20.	Mr John Anderson Maher	300,000	0.31
		69,646,334	72.01

NOVOGEN LIMITED AND CONTROLLED ENTITIES

ASX Additional Information

7.	The name of the Company Secretary is Ronald Lea Erratt.

8.	The address of the principal Registered Office is 140 Wicks Road, North Ryde, NSW, 2113, Australia. Telephone: +61 2 9878 0088 Facsimile: +61 2 9878 0055.

9.	The Company’s Share Register is maintained by Computershare Investor Services Pty Limited,
Level 12, 565 Bourke Street, Melbourne, VIC, 3000, Australia.
Telephone +613 9611 5711 – Facsimile +613 9611 5710.
Investor enquiries within Australia 1300 855 080.
E-mail essential.registry@computershare.com.au

10.	Quotation has been granted for all the ordinary shares of the Company on all Member Exchanges of the Australian Stock Exchange Limited. American Depository Receipts (ADR) – an ADR is created with 5 Australian listed shares — are traded on the American NASDAQ exchange (code NVGN). Marshall Edwards, Inc., is listed and quoted on the London Stock Exchange, AIM market (code MSH) and is also listed on the American NASDAQ Nation exchange where shares (code MSHL) and warrants (code MSHLW) are traded.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

August 26, 2004	By

Ronald Lea Erratt Company Secretary